Exhibit (a)(20)

[Letterhead of UBS Securities LLC]

CONFIDENTIAL

January 21, 2007

The Board of Directors ElkCorp 14911 Quorum Drive Suite 600 Dallas, Texas 75254 Dear Members of the Board:

     We understand that ElkCorp, a Delaware corporation (the "Company"), is considering a transaction whereby CGEA Holdings, Inc., a Delaware corporation ("Parent"), will acquire 100% of the outstanding capital stock of the Company in an all-cash transaction. Pursuant to the terms of the Amended and Restated Agreement and Plan of Merger dated January 15, 2007, as further amended by the First Amendment draft dated as of January 20, 2007 (collectively, the "Agreement"), by and among the Company, Parent and CGEA Investor, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Merger Sub"), Parent will undertake a series of transactions whereby the Company will become a wholly owned subsidiary of Parent (the "Transaction"). Pursuant to the terms of the Agreement, (i) Merger Sub will make a tender offer (the "Offer") to purchase all of the issued and outstanding shares of the common stock of the Company, par value of $1.00 per share ("Company Common Stock"), for $42.00 per share in cash, and (ii) subsequent to the consummation of the Offer, Merger Sub will be merged (the "Merger") into the Company and each share of Company Common Stock that remains outstanding after the Offer will be converted into the right to receive $42.00 in cash (the per share consideration in the Offer and the Merger, taken together, is referred to as the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

     UBS Securities LLC ("UBS") has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided services to certain affiliates of Parent and to the Company and have acted as lender to certain affiliates of Parent unrelated to the proposed Transaction, for which UBS and its affiliates have received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and/or Parent and its affiliates and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement does not differ in any material respect from the draft that we have examined, (ii) Parent and the Company will comply with all the material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Parent or the Transaction.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Company Common Stock; (vii) reviewed the Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

     In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.

With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. In addition, we have assumed, with your approval, that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

     This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its consideration of the Transaction.

Very truly yours,

/s/ UBS Securities LLC

UBS SECURITIES LLC